SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-3066	jmercado@stblaw.com

February 12, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Peru

Registration Statement under Schedule B

File No. 333-252387

Ladies and Gentlemen,

On behalf of our client the Republic of Peru (the “Republic”), we are hereby requesting, pursuant to Rule 461 of the General Rules and Regulations under the U.S. Securities Act of 1933, as amended, that the above-referenced Registration Statement of the Republic, as first filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 25, 2021, and as amended by Pre-Effective Amendment No. 1 as filed with the Commission on February 8, 2021, be declared effective at 8:00 a.m. (EST) on February 17, 2021, or as soon thereafter as practicable.

* * * * *

U.S. Securities and Exchange Commission

February 12, 2021

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-3066.

Very truly yours,

/s/ Jaime Mercado

Jaime Mercado

cc: Ambassador Hugo de Zela Martínez

Ambassador of Peru to the United States of America